May 21, 2010

Via EDGAR & Federal Express

Damon Colbert

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re: The Gap, Inc. (the "Company") File No. 001-07562

Form 10-K for the Fiscal Year Ended January 30, 2010

Dear Mr. Colbert:

This letter confirms your voicemail today in which you granted us an extension, until June 8, 2010, for the Company's response to the Securities and Exchange Commission's comment letter, dated May 19, 2010. We plan to provide one letter in response to both the comment letter dated May 11, 2010 and the comment letter dated May 19, 2010.

Please contact me at (415) 427-2929 if you have any questions.

Sincerely,

/s/ David Jedrzejek

David Jedrzejek

Senior Corporate Counsel

cc: John Reynolds

Pamela Howell